Exhibit 99.1

May 16, 2024

CoolCo enters into A LONG-TERM CHARTER WITH GAIL (INDIA) LIMITED FOR NEWBUILD LNG Carrier

Charter increases CoolCo’s total revenue backlog to almost $1.9 billion

LONDON, United Kingdom – Cool Company Ltd. (NYSE: CLCO / CLCO.OL, “CoolCo” or the “Company”) announced today that it has entered into a 14-year Time Charter Party with GAIL (India) Limited (“GAIL”) for one of the Company’s two newbuild LNG carriers currently under construction (the “Newbuild”). CoolCo will deliver the Newbuild to GAIL in the Gulf of Mexico, with the 14-year time charter commencing in early 2025. Investment grade and listed, GAIL is India's leading natural gas company.

The Newbuild’s time charter is intended to secure the long-term supply of LNG into the fast-growing Indian market, with GAIL having the option to extend the charter by two additional years beyond the firm 14-year period. CoolCo’s two newbuilds delivering during the fourth quarter of 2024 are highly efficient, state-of-the-art LNG carriers that are some of the most efficient, highest performing, and lowest-emission vessels in the global fleet. Vessel flexibility enables CoolCo to minimize delivery costs.

The time charter increases CoolCo’s firm revenue backlog to more than $1.2 billion and total revenue backlog including extensions to almost $1.9 billion as of March 31, 2024.

Richard Tyrrell, CEO of CoolCo, commented: "We are delighted to announce a long-term charter with GAIL, the leading natural gas company in one of the highest growth markets for LNG. The leading-edge technology and best-in-class economic and environmental performance of this newbuild LNG carrier secure GAIL’s ability to transport clean-burning LNG in a highly efficient and cost-effective manner for many years to come.”

Mr. S Bairagi, Executive Director (Marketing – Shipping & International LNG) of GAIL, commented: "GAIL is looking forward to taking delivery of the LNG carrier as part of its ambitious plans for meeting the large and growing demand for natural gas in India."

ABOUT COOLCO

CoolCo is an LNG Carrier pure play with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s quarterly dividend for common shareholders. In addition to the built-in and funded growth from two newbuilds scheduled to deliver in the fourth quarter of 2024, CoolCo’s strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment. Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of the world’s leading companies in addition to providing such services to third parties. CoolCo benefits from the scale and stature of Eastern Pacific Shipping and its affiliates, encompassing CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to dealflow. CoolCo supports the world’s decarbonization and energy security needs and has stated its intention to reduce its emissions by 10-15% through its LNGe upgrade program, as part of a fleet-wide improvement target of 35% between 2019 and 2030.

Additional information about CoolCo can be found at www.coolcoltd.com

ABOUT GAIL (INDIA) LIMITED

GAIL (India) Limited, a Maharatna PSU, is India’s leading natural gas company with diversified interests across the natural gas value chain of trading, transmission, LPG production & transmission, LNG shipping, LNG re-gasification, petrochemicals, city gas, E&P, etc. It owns and operates a network of over 16,200 km of natural gas pipelines spread across the length and breadth of the country. It is also working concurrently on the execution of multiple pipeline projects to further enhance the spread. GAIL commands around 70% market share in gas transmission and has a Gas trading share of over 50% in India. GAIL and its Subsidiaries / JVs also have a formidable market share in City Gas Distribution. In the Liquefied Natural Gas (LNG) market, GAIL has a significantly large portfolio. GAIL is also expanding its presence in renewable energy like Solar, Wind and Biofuel.

Additional information about GAIL can be found at www.gailonline.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to CoolCo’s agreement for the time charter of the Newbuild, including the terms and addition to backlog, the efficiency of the newbuilds and delivery costs, the LNG market in India, delivery dates of newbuilds, our strategy, our intention to reduce carbon emissions and any expected performance of our LNGe upgrade program, emissions reduction and improvement targets, and other non-historical statements. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements. These risks and uncertainties include risks relating to future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

For more information, please contact:

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer